UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Mohawk Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

608189106

(CUSIP Number)

December 1, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	608189106

1	Names of Reporting Persons 9830 Macarthur LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Wyoming
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,056,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,056,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,056,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 15.51%(1)
12	Type of Reporting Person (See Instructions) OO

(1)         Percentage is calculated based on shares of common stock outstanding as of November 30, 2020 as provided by the Issuer to the Reporting Person.

Item 1.

(a)                                 Name of Issuer:

Mohawk Group Holdings, Inc.

(b)                                 Address of Issuer’s Principal Executive Offices:

37 East 18th Street, 7th Floor

New York, NY 10003

Item 2.

(a)                                 Name of Person Filing:

9830 Macarthur LLC

(b)                                 Address of Principal Business Office or, if None, Residence:

30 N. Gould St., Suite R

Sheridan, WY 82801

(c)                                  Citizenship:

Wyoming

(d)                                 Title and Class of Securities:

Common Stock, par value $0.0001 per share

(e)                                  CUSIP No.:                                608189106

Item 3.                                 Not applicable

Item 4.                                 Ownership

(a)                                 Amount Beneficially Owned:                                 4,056,000

(b)                              Percent of Class:  15.51% (1)

(c)                               Number of shares as to which such person has:

(i)                                                              Sole power to vote or to direct the vote: 4,056,000

(ii)                                                          Shared power to vote or to direct the vote: 0

(iii)                                                         Sole power to dispose or to direct the disposition of: 4,056,000

(iv)                                                        Shared power to dispose or to direct the disposition of: 0

Item 5.                                 Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.                                 Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.                                 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.                                 Identification and classification of members of the group.

Not applicable

Item 9.                                 Notice of Dissolution of Group.

Not applicable

Item 10.                          Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2020

9830 Macarthur LLC, a Wyoming limited liability company

By Nijor Children’s Irrevocable Trust UA, dated January 2, 2017, its Manager

/s/ Jelena Puzovic
By: Jelena Puzovic, Trustee of the Nijor Children’s Irrevocable Trust UA, dated January 2, 2017